Exhibit 12.1

The Chefs’ Warehouse, Inc.

Ratio of Earnings to Fixed Charges

(in thousands)

	THREE MONTHS ENDED		FISCAL YEAR ENDED
DESCRIPTION	MARCH 25, 2016		DECEMBER 25, 2015		DECEMBER 26, 2014		DECEMBER 24, 2013		DECEMBER 28, 2012		DECEMBER 30, 2011
Earnings:
Pretax income	1,701		27,711		24,848		28,798		25,075		13,301
Plus:
Fixed Charges	3,656		13,723		8,989		7,865		3,689		14,570
Less:
Capitalized Interest	—		(739)		(822)		(90)		(15)
Earnings	5,357		40,695		33,015		36,573		28,749		27,871
Fixed Charges:
Expensed Interest (1)	3,656		12,984		8,167		7,775		3,674		14,570
Capitalized Interest	—		739		822		90		15
Amortized Deferred Financing Costs	—		—		—		—
Fixed Charges	3,656		13,723		8,989		7,865		3,689		14,570
Ratio of Earnings to Fixed Charges	1.47	x	2.97	x	3.67	x	4.65	x	7.79	x	1.91	x

(1)	Expensed interest includes amortized debt premiums, discounts and deferred financing costs for each of the periods presented.